FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                                                                                          PRESS RELEASE

1Q2011

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31st, 2011

Highlights for the Period

Summary

➢  On April 25, Moody’s upgraded the senior unsecured rating of Endesa Chile from Baa3 to Baa2, with stable outlook. According to the agency, this improvement reflects Endesa Chile’s largely established and strong financial position.

➢  Consolidated physical sales rose by 4.4% to 14,173 GWh, increasing mainly in Colombia, Peru and Argentina. Sales revenues increased by 8.3% compared to the first quarter of 2010, to reach Ch$ 573,935 million, the result of larger physical sales and average sales prices.

➢  Consolidated hydroelectric generation rose 1.1% or 78 GWh, mainly explained by increases in Colombia and Peru, partially compensated by reductions in Chile and Argentina.

➢  Procurement and services costs increased by 9.0% to Ch$ 285,284 million as a result of higher energy purchase costs, and higher transportation costs, mainly in Chile.

➢  Contribution margin rose 7.6% or Ch$ 20,459 million, as a result of higher energy sales revenues due to increases in physical sales and higher average sale price, more than offset by the increase in procurement and service costs.

➢  EBITDA reached Ch$ 201,365 million, 10.8% less than the Ch$ 225.637 million generated in the first quarter of 2010, mainly explained by the effect of the Equity Tax increase mandated by the Colombian government, which meant the accounting on January 1, 2011 of the total amount to be paid in the period 2011-2014. The non-recurrent effect more than offset the good operational result of the business in the first quarter 2011.

➢  The financial result was practically unchanged. Within financial context, it’s important to highlight the successful placing on the international markets of an unsecured bond issued by Emgesa, our Colombian generation subsidiary, for an amount equivalent to 400 million dollars in Colombian pesos.

➢  The result of investments in related companies amounted to Ch$ 27,281 million, an increase of 32.1% over the previous year, principally explained by an earnings increase in Endesa Brasil and GNL Quintero.

➢  Earnings attributable to shareholders of Endesa Chile amounted to Ch$ 96,859 million, increasing 3.3% compared to the previous year.

➢  In Chile, EBITDA fell by Ch$ 4,873 million mainly due to:

•        Higher energy purchase costs of Ch$ 43,316 million.

•        Higher transportation costs of Ch$ 3,484 million.

•        Partially compensated by higher energy sales revenues of Ch$ 31,873 million.

➢  In Colombia, EBITDA decreased by Ch$ 17,574 million, mainly due to:

•        Increase in other fixed operating costs of Ch$ 40,288 million, which is explained by the non-recurring effect of the government’s reform of Equity Tax, which resulted in the accounting on January 1, 2011 of the total tax amount to be paid in the period 2011-2014.

•        Lower energy sales revenues of Ch$ 8,622 million.

                                                                                                                                          PRESS RELEASE

1Q2011

•        Partially compensated by lower energy purchase costs of Ch$ 22,242 million.

➢  In Peru, EBITDA increased by Ch$ 2.843 million due to:

•        Higher energy sales revenues of Ch$ 5,364 million.

•        Lower energy purchase costs of Ch$ 1,904 million.

•        Partially compensated by increased fuel costs of Ch$ 2,036 million.

➢  In Argentina, EBITDA fell by Ch$ 4,667 million due to:

•        Higher fuel costs of Ch$ 11,720 million.

•        Partially compensated by higher energy sales revenues of Ch$ 10,173 million.

FINANCIAL SUMMARY

➢  The average interest rate, an important cost factor, rose from 6.7% to 8.1%, in line with the general increase in interest rates in both the international and local markets. There has also been an important inflationary effect in local debt indexed to inflation rate (UF).

➢  The consolidated debt was US$ 4,093 million as of March 31, 2011, increasing 7.1% from March 2010. Within this context, it’s important to highlight the successful placing on the international markets of an unsecured bond issued by Emgesa, our Colombian generation subsidiary, for an amount equivalent to 400 million dollars in Colombian pesos. This breaking-through deal, the first bond issued in local currency by a privately-owned Colombian company on the international markets, was unanimously rated as Investment Grade by Fitch and Standard and Poor’s, and ratified that our criteria of allowing subsidiaries to be independently profitable has been recognized by international rating agencies.

➢  The financial expenses coverage ratio improved from 6.5 to 7.5 times.

➢  Liquidity, a key factor for our financial management, continues to show a solid position, as shown below:

•         Consolidated committed credit lines: US$ 700 million available in the local and international markets, of which US$ 200 million will expire in the short term.

•         Consolidated uncommitted credit lines: US$ 1,043 million available in the local capital markets in which we operate.

•         Consolidated cash and cash equivalents: US$ 779 million.

➢  Coverage and protection:

Endesa Chile has continued to keep a strict control over its liquidity, both at the parent level and in its subsidiaries, using hedge instruments to protect the cash flows from risks arising from fluctuations in exchange and interest rates. The following is a detail of the derivative instruments used as of March 31, 2011:

•         Interest-rate swaps for US$ 311 million, to fix the interest rate.

•         Cross-currency swaps for US$ 404 million and forwards for US$ 195 million, to reduce the exchange risk.

The above instruments are constantly evaluated and adjusted according to relevant macroeconomic variables, in order to obtain more efficient levels of protection.

                                                                                                                                          PRESS RELEASE

1Q2011

Market Summary

➢  Since April 2010, and despite the divestments made during the last months by foreign investors, the Chilean Stock Exchange main index (IPSA) has shown an important increase of 21.7%, over performing when compared to other international stock markets: Bovespa: -3.6%, S&P 500: 12.5%, UKX: 2.9%, Dow Jones Industrials: 12.8% and FTSE 250: 12.4% (all yields measured in local currencies).

➢  Endesa Chile’s ADR price over performed the Dow Jones Industrials and S&P indexes, with a return of 16.6% in the twelve month period April 2010 – March 2011.

➢  Endesa Chile’s shares price in the local market increased 6.8% in the period April 2010 – March 2011. Divestitures made by Chilean pension funds and other foreign investors have influenced the evolution of Endesa Chile’s stock, which underperformed in the local market.

➢  During the last twelve months period, Endesa Chile continued to be among the most traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 12.6 million.

                                                       Source: Bloomberg

Risk Rating Classification Information

➢  Endesa Chile’s international and domestic credit ratings were upgraded in 2010, due to Company’s improvements in its liquidity position and lower leverage. The positive perspectives on operational and credit profile of Endesa Chile have been reflected in the upgrades received by Fitch Ratings and Standard & Poor’s for our international ratings and by Feller Rate and Fitch Rating for our domestic rating.

➢  Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Additionally, Endesa Chile’s geographic diversification through Latin America provides us a natural hedge against different regulations and weather conditions. Finally, most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

➢  On the other hand, on April 25, Moody's upgraded the senior unsecured rating of Endesa Chile from Baa3 to Baa2 with stable outlook. According to the agency, the upgrade “largely reflects each issuer’s strong consolidated credit metrics”, and also factors that “internal cash flow generation will remain robust and that dividend policy will continue to be conservative”.

                                                                                                                                          PRESS RELEASE

1Q2011

The current risk classifications are:

 ➢  International Ratings:

Endesa Chile	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

  ➢  Domestic Ratings (for securities issued in Chile):

Endesa Chile	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

                                                                                                                                          PRESS RELEASE

1Q2011

Table of Contents

Summary	1
FINANCIAL SUMMARY	1
Market Summary	3
Risk Rating Classification Information	3

TABLE OF CONTENTS	5

GENERAL INFORMATION	6

SIMPLIFIED ORGANIZATIONAL STRUCTURE	6

MARKET INFORMATION	7

EQUITY MARKET	7
DEBT MARKET	9

CONSOLIDATED INCOME STATEMENT ANALYSIS	10

NET INCOME	10
OPERATING INCOME	11
NET FINANCIAL RESULT	11
OTHER RESULTS AND TAXES	11

CONSOLIDATED BALANCE SHEET ANALYSIS	12

ASSETS	12
LIABILITIES AND SHAREHOLDER’S EQUITY	13
DEBT MATURITY WITH THIRD PARTIES	14
EVOLUTION OF KEY FINANCIAL RATIOS	15

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	16

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENDESA CHILE	17
CAPEX AND DEPRECIATION	17

ARGENTINA	18

CHILE	20

COLOMBIA	22

PERU	23

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	24

SUSTAINABILITY AND THE ENVIRONMENT	28

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	28

OPERATING INCOME BY SUBSIDIARY	30

BUSINESS INFORMATION OF CHILEAN OPERATIONS	31

BUSINESS INFORMATION OF FOREIGN OPERATIONS	32

BRAZIL	33

CONFERENCE CALL INVITATION	37

                                                                                                                                          PRESS RELEASE

1Q2011

General Information

(Santiago, Chile, Wednesday 27, April 2011) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2011. All figures are in Chilean pesos (Ch$) and in accordance to International Financial Reporting Standards (IFRS). Variations refer to the period between March 31, 2010 and March 31, 2011.

Figures as of March 31, 2011 are additionally translated into US dollars, merely as a convenience translation, using the exchange rate of US$1 = Ch$ 479.46 as of March 31, 2011 for the Balance Sheet, and the average exchange rate for the period of US$1 = Ch$ 481.81 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

Endesa Chile’s consolidated financial statements for such period include all of its Chilean subsidiaries (*), as well as its jointly-controlled companies or affiliates (GasAtacama, HidroAysén and Transquillota), Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A.), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

In the following pages you will find a detailed analysis of financial statements, and a brief explanation for most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of March 31, 2010.

*    Endesa Chile’s subsidiaries in Chile are Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, Ingendesa, Enigesa and Túnel El Melón.

Simplified Organizational Structure

                                                                                                                                          PRESS RELEASE

1Q2011

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Endesa Chile’s ADR (“EOC”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Santiago Stock Exchange (BCS) - Chile

The chart below shows the performance of Endesa Chile’s Chilean stock price over the last 12 months compared to the Chilean Selective Share Price Index (IPSA):

                                                                                                                                          PRESS RELEASE

1Q2011

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Endesa Chile’s share price (“XEOC”) at the Latibex over the last 12 months compared to the local Stock Index (IBEX):,

                                                                                                                                          PRESS RELEASE

1Q2011

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of three of our Yankee Bonds over the last twelve months compared to the iShares iBoxx Investment Grade Corporate Bond Fund Index:

(*) IShares Iboxx Investment Grade Corporate Bonds Fund Index is an exchange traded fund incorporated in the United States. The Index measures the performance of a fixed number of investment grade corporate bonds.

                                                                                                                                          PRESS RELEASE

1Q2011

Consolidated Income Statement Analysis

Net Income

Net Income attributable to Endesa Chile’s shareholders as of March 2011 was Ch$ 96,859 million, representing a 3.3% growth over the same period of 2010, which was Ch$ 93,729 million.

Table 1

CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg %	1Q11
Sales	527,842	566,632	38,790	7.3%	1,176,049
Energy sales	514,336	553,126	38,789	7.5%	1,148,016
Other sales	2,383	2,466	83	3.5%	5,118
Other services	11,122	11,041	(81)	(0.7%)	22,916
Other operating income	2,191	7,303	5,112	233.4%	15,157
Revenues	530,033	573,935	43,902	8.3%	1,191,206

Power purchased	(61,124)	(80,794)	(19,670)	(32.2%)	(167,688)
Cost of fuel consumed	(147,552)	(146,892)	661	0.4%	(304,875)
Transportation expenses	(39,569)	(46,458)	(6,889)	(17.4%)	(96,423)
Other variable procurements and services	(13,597)	(11,142)	2,455	18.1%	(23,124)
Procurements and Services	(261,841)	(285,284)	(23,443)	(9.0%)	(592,110)

Contribution Margin	268,191	288,651	20,459	7.6%	599,096

Work on non-current assets	125	295	170	135.7%	611
Employee expenses	(16,981)	(19,662)	(2,681)	(15.8%)	(40,809)
Other fixed operating expenses	(25,698)	(67,918)	(42,220)	(164.3%)	(140,964)
Gross Operating Income (EBITDA)	225,637	201,365	(24,271)	(10.8%)	417,935
Depreciation and amortization	(50,110)	(42,840)	7,270	14.5%	(88,914)
Impairment losses	(126)	74	201	158.7%	154
Operating Income	175,400	158,600	(16,800)	(9.6%)	329,175

Net Financial Income	(30,399)	(30,281)	119	0.4%	(62,847)
Financial income	3,316	5,158	1,843	55.6%	10,706
Financial expenses	(37,605)	(34,688)	2,917	7.8%	(71,995)
Income (Loss) for indexed assets and liabilities	(25)	(1,093)	(1,068)	(4208.6%)	(2,268)
Foreign currency exchange differences, net	3,915	342	(3,573)	(91.3%)	710
Gains	6,797	6,529	(268)	(3.9%)	13,550
Losses	(2,881)	(6,187)	(3,305)	(114.7%)	(12,840)
Share of the Profit (Loss) of Associates Accounted for Using the Equity Method	20,649	27,281	6,632	32.1%	56,622
Net Income From Other Investments	-	52	52	-	108
Net Income From Sales of Assets	(7)	39	47	648.6%	82

Net Income Before Taxes	165,643	155,692	(9,952)	(6.0%)	323,139
Income Tax	(45,456)	(48,569)	(3,113)	(6.8%)	(100,806)
NET INCOME ATTRIBUTABLE TO:	120,187	107,122	(13,065)	(10.9%)	222,333
Owners of Parent	93,729	96,859	3,130	3.3%	201,031
Non-controlling Interest	26,458	10,263	(16,195)	(61.2%)	21,302

Earning per share (Ch$ /share and US$ / ADR)	11.4	11.8	0.4	3.3%	0.7

                                                                                                                                         PRESS RELEASE

1Q2011

Operating Income

The operating result for the first quarter of 2011 was Ch$ 158,600 million, 9.6% less than the Ch$ 175,400 million as of March 2010. The main reason for this decrease was the rising of Other Fixed Operating Expenses, which reflects the negative impact of the non-recurring effect of the reform on the Equity Tax mandated by the Colombian government, which meant the accounting on January 1, 2011 of the total amount to be paid in the period 2011-2014.

The latter more than offset the good operational result of the business in the first quarter 2011, which was reflected in the 7.6% growth in the contribution margin, or Ch$ 20,459 million, as a result of higher energy sales revenues due to increases in physical sales and higher average sale price, more than offset by the increase in procurement and service costs.

EBITDA, or gross operating income, was Ch$ 201,365 million as of March 31, 2011, implying a reduction of 10.8% compared to the same period of 2010. This doesn’t include the contribution of the investment in Endesa Brasil which is not consolidated in Endesa Chile, and which contribution to its earnings (losses) is booked as the share of net profit of associates accounted for using the equity method, reaching Ch$ 27,281 million in March 2011.

Operating Revenues and costs, detailed by business line for the periods ending March 31, 2011 and 2010 are:

Table 2

	Chile				Argentina				Colombia
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1Q10	1Q11		1Q11	1Q10	1Q11		1Q11	1Q10	1Q11		1Q11
Operating Revenues	290,909	329,738	13.3%	684,374	61,149	69,456	13.6%	144,156	123,263	115,377	(6.4%)	239,467
% of consolidated	54.9%	57.5%		57.5%	11.5%	12.1%		12.1%	23.3%	20.1%		20.1%
Operating Costs	(194,334)	(233,767)	(20.3%)	(485,186)	(46,142)	(58,012)	(25.7%)	(120,405)	(79,137)	(87,441)	(10.5%)	(181,484)
% of consolidated	54.8%	56.3%		56.3%	13.0%	14.0%		14.0%	22.3%	21.1%		21.1%

Operating Income	96,575	95,971	(0.6%)	199,188	15,006	11,444	(23.7%)	23,751	44,126	27,937	(36.7%)	57,983

	Peru				Consolidated				Cons. Foreign Subs. Adj.
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	1Q10	1Q11		1Q11	1Q10	1Q11		1Q11	1Q10	1Q11		1Q11
Operating Revenues	54,935	59,474	8.3%	123,439	530,033	573,935	8.3%	1,191,206	(223)	(111)	50.1%	(230)
% of consolidated	10.4%	10.4%		10.4%	100.0%	100.0%			(0.0%)	(0.0%)		(0.0%)
Operating Costs	(35,241)	(36,226)	(2.8%)	(75,187)	(354,632)	(415,335)	(17.1%)	(862,031)	223	111	(50.1%)	230
% of consolidated	9.9%	8.7%		8.7%	100.0%	100.0%			(0.1%)	(0.0%)		(0.0%)

Operating Income	19,693	23,248	18.1%	48,252	175,400	158,600	(9.6%)	329,175	-	-

Net Financial Result

The company’s net financial result as of March 2011 amounted to negative Ch$ 30,281 million, a 0.4% lower compared to March 2010, when it was a negative Ch$ 30,399 million. The main changes in this result were due to reduced financial expenses of Ch$ 2,917 million.

Other Results and Taxes

The results of the participation in related companies amounted to Ch$ 27,281 million as of March  2011, a 32.1% increase compared to March 2010. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 24,912 million.

Income taxes rose by 6.8%, the equivalent to Ch$ 3,113 million, compared to March  2010.

                                                                                                                                         PRESS RELEASE

1Q2011

Consolidated Balance Sheet Analysis

Assets

Table 3

ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2010	As of March 31, 2011	Var FY2010-1Q11	Chg %	As of March 31, 2011

CURRENT ASSETS
Cash and cash equivalents	333,270	373,474	40,204	12.1%	778,947
Other current financial assets	72	604	531	736.1%	1,259
Other current non-financial assets	6,626	5,256	(1,370)	(20.7%)	10,962
Trade and other current receivables	250,679	272,206	21,527	8.6%	567,734
Accounts receivable from related companies	79,032	75,161	(3,871)	(4.9%)	156,763
Inventories	42,140	38,177	(3,963)	(9.4%)	79,624
Current tax assets	81,208	101,776	20,568	25.3%	212,272
Total Current Assets	793,027	866,654	73,627	9.3%	1,807,562

Other non-current financial assets	28,296	21,420	(6,876)	(24.3%)	44,676
Other non-current non-financial assets	10,885	11,234	349	3.2%	23,430
Non-current receivables	126,461	128,745	2,284	1.8%	268,521
Investment accounted for using equity method	581,743	638,568	56,825	9.8%	1,331,849
Intangible assets other than goodwill	44,355	48,231	3,877	8.7%	100,595
Goodwill	100,085	102,192	2,107	2.1%	213,141
Property, plant and equipment, net	4,253,907	4,375,946	122,040	2.9%	9,126,822
Deferred tax assets	96,114	98,931	2,817	2.9%	206,338
Total Non-Current Assets	5,241,845	5,425,268	183,423	3.5%	11,315,372

TOTAL ASSETS	6,034,872	6,291,922	257,050	4.3%	13,122,933

The Company’s Total Assets increased by Ch$ 257,050 million as of March 31, 2011, compared to December 2010, mainly due to:

➢  Current assets increased by Ch$ 73,627 million, equivalent to 9.3% mainly due to:

❖  Increase in cash and cash equivalents of Ch$ 40,204 million, mainly due to higher placements in time deposits, and trade accounts receivables by Ch$ 21,527 million, and an increase in tax receivables of Ch$ 20,568 million. The latter was offset by the decrease in related companies account receivables and inventories of Ch$ 3,871 million and Ch$ 3,963 million respectively.

➢  Non-current assets increased by Ch$ 183,423 million, equivalent to 3.5%, mainly explained by:

❖  Increase in investment accounted by the proportional participation method of Ch$ 56,825 million, mainly explained by the accounting differences recognition of Ch$ 49,262 million.  An increase of property, plant and equipment of Ch$ 122,040 million, mainly explained by additions in the period of Ch$ 80,810 million and conversion effects of Ch$ 87,051 million, offset by Ch$ 41,757 million in depreciation.

                                                                                                                                         PRESS RELEASE

1Q2011

Liabilities and Shareholder’s Equity

Table 4

LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2010	As of March 31, 2011	Var FY2010-1Q11	Chg %	As of March 31, 2011

Other current financial liabilities	252,709	236,648	(16,061)	(6.4%)	493,571
Trade and other current payables	377,478	327,338	(50,139)	(13.3%)	682,723
Accounts payable to related companies	223,039	156,418	(66,621)	(29.9%)	326,238
Other short-term provisions	44,557	33,349	(11,209)	(25.2%)	69,555
Current tax liabilities	52,742	67,653	14,911	28.3%	141,102
Current provisions for employee benefits	2,703	-	(2,703)	(100.0%)	-
Other current non-financial liabilities	7,762	8,844	1,082	13.9%	18,445
Total Current Liabilities	960,990	830,249	(130,740)	(13.6%)	1,731,634

Other non-current financial liabilities	1,538,650	1,783,148	244,498	15.9%	3,719,075
Non-current payables	3,738	3,648	(90)	(2.4%)	7,609
Other-long term provisions	20,919	22,079	1,161	5.5%	46,050
Deferred tax liabilities	347,010	349,950	2,940	0.8%	729,884
Non-current provisions for employee benefits	28,653	31,909	3,256	11.4%	66,553
Other non-current non-financial liabilities	30,085	61,942	31,857	105.9%	129,190
Total Non-Current Liabilities	1,969,055	2,252,677	283,622	14.4%	4,698,362

SHAREHOLDERS' EQUITY
Issued capital	1,331,714	1,331,714	-	0.0%	2,777,529
Retained earnings (losses)	1,442,314	1,510,029	67,714	4.7%	3,149,437
Share premium	206,009	206,009	-	0.0%	429,668
Other equity changes	-	-	-		-
Other Reserves	(603,550)	(578,129)	25,421	4.2%	(1,205,792)

Equity Attributable to Shareholders of the Company	2,376,487	2,469,623	93,136	3.9%	5,150,842
Equity Attributable to Minority Interest	728,340	739,373	11,033	1.5%	1,542,095
Total Shareholders' Equity	3,104,827	3,208,996	104,168	3.4%	6,692,937

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,034,872	6,291,922	257,050	4.3%	13,122,933

The Company’s Total Liabilities experienced an increase of Ch$ 257,050 million compared to December 2010, mainly because:

➢  Current liabilities fell by Ch$ 130,741 million, equivalent to 14.0%, mainly explained by:

❖  Reduction in other current financial liabilities of Ch$ 16,061 million, mainly due to the repayment of bank loans and the payment of interest on bonds of Ch$ 36,287 million, partially offset by the interest accrued and the drawing of new loans in subsidiaries, and the transfer of long-term debt to short term by Emgesa (bonds) and Endesa Costanera (Mitsubishi) of Ch$ 17,273 million.

❖  Reduction in commercial and other accounts payable for Ch$ 50,139 million, mainly due to lower energy purchases and fuels account obligations of Ch$ 53,518 million, and lower dividends payable of Ch$ 56,746 million, offset by third parties accounts payable of Ch$ 59,729 million.

❖  Decrease in accounts payable to related companies of Ch$ 66,621 million, mainly due to lower payable accounts to Cemsa of Ch$ 60,867 million.

➢  Non-current liabilities increased by Ch$ 283,622 million, equivalent to 14.4%, mainly explained by:

                                                                                                                                         PRESS RELEASE

1Q2011

❖  Increase in other non-current liabilities of Ch$ 244,498 million, principally in Emgesa due to the local bonds issuance for Ch$ 203,103 million and in Endesa Chile a Ch$ 17,954 million repayment of loans in dollars due to a lower exchange rate effect.

❖  Increase other non-current financial liabilities of Ch$ 31,857 million, mainly in Emgesa due to the recognition of future payments due to equity tax that amounted to Ch$ 31,205 million.

❖  Equity increased by Ch$ 104,169 million with respect to December 2010. The controllers’ equity increased by Ch$ 93,136 million which is mainly explained by the result for the period of Ch$ 96,859 million and an increase of conversion reserve of Ch$ 48,161 million. This was offset by the provision of the minimum dividend of Ch$ 29,058 million and the reduction in the translation reserve of Ch$ 22,740 million.

Minority interest declined by Ch$ 11,053 million due to the net translation effects and the minorities’ result.

Debt Maturity with Third Parties

Table 5
(Thousand US$)	2011	2012	2013	2014	2015	2016	Total	TOTAL
Chile	23,813	83,388	421,325	221,847	169,533	17,599	1,135,385	2,072,891
Endesa Chile (*)	23,813	83,388	421,325	221,847	169,533	17,599	1,135,385	2,072,891
Argentina	106,124	73,197	44,341	43,969	30,419	-	-	298,050
Costanera	82,342	41,829	24,740	27,960	27,342	-	-	204,213
Chocón	23,507	31,369	19,601	16,009	3,077	-	-	93,563
Hidroinvest	275	-	-	-	-	-	-	275
Peru	43,973	59,828	50,273	49,566	33,719	57,364	128,261	422,982
Edegel	43,973	59,828	50,273	49,566	33,719	57,364	128,261	422,982
Colombia	165,241	162,580	-	75,510	133,259	-	762,293	1,298,883
Emgesa	165,241	162,580	-	75,510	133,259	-	762,293	1,298,883
TOTAL	339,150	378,993	515,939	390,892	366,929	74,963	2,025,939	4,092,806

Table 5.1
(Million Ch$)	2011	2012	2013	2014	2015	2016	Total	TOTAL
Chile	11,417	39,981	202,008	106,367	81,284	8,438	544,372	993,868
Endesa Chile (*)	11,417	39,981	202,008	106,367	81,284	8,438	544,372	993,868
Argentina	50,882	35,095	21,260	21,081	14,585	-	-	142,903
Costanera	39,480	20,055	11,862	13,406	13,109	-	-	97,912
Chocón	11,271	15,040	9,398	7,676	1,475	-	-	44,860
Hidroinvest	132	-	-	-	-	-	-	132
Peru	21,083	28,685	24,104	23,765	16,167	27,504	61,496	202,803
Edegel	21,083	28,685	24,104	23,765	16,167	27,504	61,496	202,803
Colombia	79,226	77,951	-	36,204	63,892	-	365,489	622,762
Emgesa	79,226	77,951	-	36,204	63,892	-	365,489	622,762
TOTAL	162,609	181,712	247,372	187,417	175,928	35,942	971,357	1,962,337

(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

                                                                                                                                         PRESS RELEASE

1Q2011

Evolution Of Key Financial Ratios

Table 6
Indicator	Unit	FY2010	1Q11	Var FY2010-1Q11	Chg %
Liquidity	Times	0.83	1.04	0.21	25.3%
Acid-test *	Times	0.78	0.99	0.21	26.9%
Working capital	Million Ch$	(167,963)	36,404	204,367	121.7%
Working capital	Thousand US$	(350,317)	75,927	426,244	121.7%
Leverage **	Times	0.94	0.96	0.02	2.1%
Short-term debt	%	32.8	26.9	(5.87)	(17.9%)
Long-term debt	%	67.2	73.1	5.87	8.7%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 6.1
Indicator	Unit	1Q10	1Q11	Var 1Q10 - 1Q11	Chg %
Financial expenses coverage*	Times	6.69	5.68	(1.01)	(15.1%)
Op. income / Op. rev.	%	33.09	27.63	(5.46)	(16.5%)
ROE **	%	28.97%	23.19%	(5.8%)	(19.9%)
ROA **	%	11.02%	10.70%	(0.3%)	(2.9%)
* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Annualized figures

Liquidity index as of March 31th, 2011 was 1.04 times, a 25.3% increase compared to December 31, 2010. This ratio shows the Company’s solid liquidity position, meeting its obligations with banks, financing its investments with cash surpluses and reflecting a satisfactory debt repayment schedule.

The acid-test ratio is 0.99 times, a 26.9% increase over December 2010, basically explained by the increase in cash and cash equivalents, and the lower accounts payable to related companies.

Leverage ratio was 0.96 times in March 2011, increasing 2.1% compared to December 2010.

                                                                                                                                         PRESS RELEASE

1Q2011

Consolidated Statements of Cash Flows Analysis

Table 7
CASH FLOW	(Million Ch$)				(Thousand US$)
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg %	1Q11

Net Income	120,187	107,122	(13,065)	(10.9%)	222,333

Adjustments to reconcile net income
Income tax expense	45,456	48,569	3,113	6.8%	100,806
Decrease (increse) in inventories	5,788	2,630	(3,158)	(54.6%)	5,459
Decrease (increase) in trade accounts receivable	(23,899)	(41,737)	(17,839)	(74.6%)	(86,626)
Decrease (increase) in other operating accounts receivable	(3,316)	(5,158)	(1,843)	(55.6%)	(10,706)
Decrease (increase) in trade accounts payable	(42,555)	(6,690)	35,865	84.3%	(13,885)
Decrease (increase) in other operating accounts payable	36,526	33,843	(2,683)	(7.3%)	70,241
Depreciation and amortization expense	50,110	42,840	(7,270)	(14.5%)	88,914
Impairment losses	126	(74)	(201)	(158.7%)	(154)
Provisions	1,369	1,774	405	29.5%	3,682
Unrealized foreign exchange losses (gains)	(3,915)	(342)	3,573	91.3%	(710)
Adjustments for undistributed profits of associates	(20,649)	(27,281)	(6,632)	(32.1%)	(56,622)
Other non-cash	14,603	(8,969)	(23,572)	(161.4%)	(18,616)
Other Adjustments	-	-	-	-	-
Total adjustments to reconcile net income	59,644	39,404	(20,241)	(33.9%)	81,783
Dividends paid	-	-	-	-	-
Payments of interest	-	-	-	-	-
Income taxes refund (paid)	(43,794)	(35,723)	8,071	18.4%	(74,142)
Other inflows (outflows) of cash	-	-	-	-	-

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	136,037	110,804	(25,234)	(18.5%)	229,974

Net Cash Flows provided by (used in) Investing Activities
Cash flows used for obtaining control of subsidiaries or other businesses	-	-	-	-	-
Loans to related companies	(15)	(86)	(71)	(469.9%)	(178)
Proceeds from sales of property, plant and equipment	132	84	(48)	(36.1%)	175
Purchase of property, plant and equipment	(52,315)	(74,393)	(22,078)	(42.2%)	(154,403)
Purchase of intangible assets	(12)	(3,301)	(3,289)	(27155.5%)	(6,851)
Purchase of other long-term assets	-	-	-	-	-
Proceeds from prepayments reimbursed and third party loans	-	-	-	-	-
Dividends received	-	-	-	-	-
Interest received	24	-	(24)	(100.0%)	-
Other inflows (outflows) of cash	-	-	-	-	-
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(52,187)	(77,695)	(25,508)	(48.9%)	(161,257)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	7,837	215,229	207,393	2646.5%	446,710
Proceeds from loans from related companies	-	-	-	-	-
Repayments of borrowings	(199,408)	(37,376)	162,032	81.3%	(77,574)
Payments of finance lease liabilities	(1,675)	(2,239)	(564)	(33.7%)	(4,648)
Repayment of loans to related companies	-	(33,743)	(33,743)	-	(70,034)
Dividends paid	(4,944)	(114,734)	(109,791)	(2220.8%)	(238,132)
Interest paid	(46,540)	(30,306)	16,234	34.9%	(62,901)
Other financing proceeds (payments)	(1,443)	-	1,443	(100.0%)	-
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(246,173)	(3,170)	243,003	98.7%	(6,579)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(162,322)	29,939	192,261	118.4%	62,138

Effect of exchange rate changes on cash and cash equivalents	23,377	10,266	(13,111)	(56.1%)	21,306
Net Increase (Decrease) in Cash and Cash Equivalents	(138,946)	40,204	179,150	128.9%	83,444
Cash and cash equivalents at beginning of period	446,438	333,270	(113,168)	(25.3%)	691,704
Cash and cash equivalents at end of period	307,493	373,474	65,981	21.5%	775,148

The company generated a positive cash flow of Ch$ 29,939 million in the period, which can be broken down as follows:

Operating activities generated a positive cash flow of Ch$ 110,804 million, representing 18.5% decrease over March 2010. This flow mainly comprises the net income for the period of Ch$ 107,122 million.

Investing activities generated a negative flow of Ch$ 77,695 million, mainly due to acquisitions of property, plant and equipment for Ch$ 73,146 million.

                                                                                                                                         PRESS RELEASE

1Q2011

Financing activities generated a negative flow of Ch$ 3,170 million. This was mainly generated by loan repayments for Ch$ 66,774 million, interest payments for Ch$ 10,299 million and dividends paid for Ch$ 114,734 million, partially offset by payment of loans from related companies by Ch$ 183,343 million.

Cash Flow Received From Foreign Subsidiaries by Endesa Chile

Table 8
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	1Q10	1Q11	1Q10	1Q11	1Q10	1Q11	1Q10	1Q11	1Q10	1Q11
Argentina	105.1	101.8	-	-	-	-	-	-	105.1	101.8
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	-	-	-	-	-	-	-	-	-	-
Others*	-	1,218.8	-	-	-	-	-	-		1,218.8
Total	105.1	1,320.5	-	-	-	-	-	-	105.1	1,320.5
(*) Interest paid by jointly-controlled company Atacama Finance

Capex and Depreciation

Table 9
	Payments for Additions of Fixed Assets			Depreciation
	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	1Q10	1Q11	1Q11	1Q10	1Q11	1Q11
Endesa Chile	32,999	32,955	68,398	14,918	11,941	24,783
Endesa Eco	7,903	860	1,785	1,465	1,764	3,661
Pehuenche	119	72	148	3,046	2,163	4,490
San Isidro	1,647	3,391	7,038	2,182	1,908	3,960
Pangue	59	38	79	1,099	969	2,010
Celta	444	251	520	630	699	1,452
Enigesa	-	-	-	24	67	139
Ingendesa	19	-	-	46	23	49
Túnel El Melón	-	-	-	-	13	27
EASA	2,570	9,006	18,691	4,803	3,698	7,675
Emgesa	1,010	29,063	60,320	9,592	8,271	17,168
Generandes Perú	2,366	-	-	9,538	8,839	18,346
Transquillota	-	764	1,586	79	81	168
Hidroaysen	2,186	-	-	12	12	25
Gas Atacama	958	140	290	1,451	1,387	2,879
Consolidation Adjustments	(699)	(3,392)	(7,039)	-	(79)	(165)
Total	51,581	73,146	151,816	48,886	41,757	86,667

                                                                                                                                         PRESS RELEASE

1Q2011

argentina

In Argentina, operating income for the first quarter of 2011 was Ch$ 11,444 million, representing a reduction of 23.7% compared to the year before due to larger fuel costs which were partially compensated by higher energy sales revenues.

The EBITDA of the Argentine operations amounted to Ch$ 15,142 million, 23.6% down on the previous year, explained by the increase in provisioning and services costs which rose by 34.6%, mainly due to the higher cost of fuels. This was partially compensated by higher sales revenues as the average sale price rose by 12.5% and there was a 4.1% increase in physical sales.

The effect of converting the financial statements from the Argentine peso to the Chilean peso in both periods produces a reduction in Chilean pesos of 9.8% in March 2011 with respect to March 2010.

Endesa Costanera

Endesa Costanera’s operating income was Ch$ 6,097 million in the first quarter, increasing by 7.4% compared to the same quarter of 2010. This is mainly explained by Ch$ 13,622 million of larger energy sales revenues partially compensated by a rise of Ch$ 11,720 million in fuel costs. It should be noted that sales revenues increased by 25.3%, helped by a 17.2% rise in physical sales and an 11.5% increase in the average sale price.

Table 10
Endesa Costanera	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	46,317	58,055	11,737	25.3%	120,493
Procurement and Services	(32,898)	(44,908)	(12,010)	(36.5%)	(93,207)
Contribution Margin	13,419	13,147	(272)	(2.0%)	27,286
Other Costs	(3,731)	(4,074)	(343)	(9.2%)	(8,456)
Gross Operating Income (EBITDA)	9,688	9,073	(615)	(6.4%)	18,830
Depreciation and Amortization	(4,011)	(2,976)	1,035	25.8%	(6,177)
Operating Income	5,677	6,097	419	7.4%	12,653
Figures may differ from those accounted under Argentine GAAP.

Table 10.1
Endesa Costanera	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	1,919	2,301	383	19.9%
GWh Sold	1,968	2,306	338	17.2%
Market Share	7.0%	7.9%	0.9 pp.

                                                                                                                                         PRESS RELEASE

1Q2011

El Chocón

Generation by El Chocón was 34.7% lower than the year before due to reduced hydroelectric availability as a result of the operational control of the reservoirs through limits per basin. It’s operating income therefore reduced by 42.6% and EBITDA by 40.0%, explained by reduced energy sales revenues of Ch$ 3,449 million.

Table 11
El Chocón	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	14,843	11,401	(3,442)	(23.2%)	23,663
Procurement and Services	(3,626)	(4,247)	(622)	(17.2%)	(8,816)
Contribution Margin	11,218	7,154	(4,064)	(36.2%)	14,848
Other Costs	(1,077)	(1,070)	7	0.6%	(2,221)
Gross Operating Income (EBITDA)	10,141	6,084	(4,057)	(40.0%)	12,626
Depreciation and Amortization	(792)	(722)	70	8.8%	(1,498)
Operating Income	9,349	5,362	(3,987)	(42.6%)	11,128
Figures may differ from those accounted under Argentine GAAP.

Table 11.1
El Chocón	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	819	535	(284)	(34.7%)
GWh Sold	895	675	(220)	(24.6%)
Market Share	3.2%	2.3%	(0.9) pp.

Most important changes in the market

•         The operation of the reservoirs continues to be controlled by the Dispatch Organism (OED) in order to preserve the largest volume of water to be used in winter. Consequently dispatch is being made while maintaining minimum distributable flows per basin.

•         Demand in the first quarter 2011 was 29,207 GWh, representing growth of 4.2 % compared to the same period of 2010 (28,026 GWh).

Market Risk Analysis

•           Hydrological Situation: The El Chocón reservoir in March 31 marked a depth of 377.39 m. above sea level  (asl) (equivalent to 1,020 GWh stored, 64% of the reservoir’s capacity), which is below the 379.43 masl at the end of March 2010 (i.e. around 278 GWh less). The water flows in Comahue basin averaged around 89% of the historic average in the period January to March 2011.

•         Market prices in Argentina are limited to Ar$120 per MWh as a result of Resolution SE-240 of 2003. During the first quarter of the year, the average market price was Ar$119.38 per MWh (approx. US$ 29.6 per MWh) which represents an 11% increase compared with the same period of the year before (Ar$ 107.4 per MWh – approx. US$26.9 per MWh).

                                                                                                                                         PRESS RELEASE

1Q2011

Chile

The operating income of the electricity business in Chile for the first quarter 2011 amounted to Ch$ 95,971 million, a reduction of 0.6% compared to the previous year, is explained by the 27.2% increase in procurement and services costs, mainly due to larger energy purchased and higher transportation costs.

The above is partly offset by the growth of operating income in Ch$ 38,829 million due to the 15.0% increase in average energy sales prices. Physical sales were 3.1% down when compared to March 2010, mainly due to the lower hydroelectric availability, thus lower sales in the spot market. The latter was partially offset by higher sales to regulated and free customers, which showed a substantial recovery in demand compared to the first quarter of last year.

The above led the EBITDA of the business in Chile, or gross operating income, to decrease 4%, from Ch$ 122,547 million in March 2010 to Ch$ 117,674 million in March 2011.

Table 12
Chilean Electricity Business	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	283,400	322,519	39,119	13.8%	669,390
Procurement and Services	(145,226)	(184,656)	(39,430)	(27.2%)	(383,254)
Contribution Margin	138,175	137,863	(311)	(0.2%)	286,136
Other Costs	(18,502)	(22,238)	(3,737)	(20.2%)	(46,156)
Gross Operating Income (EBITDA)	119,673	115,625	(4,048)	(3.4%)	239,980
Depreciation and Amortization	(24,957)	(20,893)	4,064	16.3%	(43,364)
Operating Income	94,716	94,732	16	0.0%	196,616

Table 12.1
Chilean Electricity Business	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	5,190	4,874	(316)	(6.1%)
GWh Sold	5,336	5,169	(167)	(3.1%)
Market Share	41.3%	35.9%	(5.4) pp.

Most important changes in the market

  On January 18, 2011, President Piñera signed the final text of the regulation governing emissions of particle matter, nitrogen oxide and sulfur dioxide at thermal generating plants, which will come into effect starting on 2012. Regarding emissions of nitrogen oxide and sulfur dioxide, existing generating units and those declared under construction have four years to meet the parameters indicated in the standard if they are located in areas of high pollution, and those that aren’t located in those areas, will have a five year term to comply with the new standards. With respect to particle matter, companies must adjust to the new regulations within two and a half years (from the date the regulation was published in the Official Gazette).

  On February 17, the Official Gazette published Decree 26 of the Ministry of Energy, also called the Prevention of Rationing decree. This came into effect the same day and will extend to August 31, 2011. The measure includes the possibility for distribution companies to reduce the electricity voltage to below the standard contained in the technical regulations, making changes in the conditions of dispatch of the generating plants and assigning to the CDEC the task of guaranteeing the existence “at all times” of a hydric reserve of 500 GWh, to permit the alleviation of energy deficits.

•        The National Energy Commission (CNE) issued the definitive node prices report. The price of energy at Alto Jahuel 220 kV reached a level of US$95.2 per MWh (US$ 113.2 MWh monomic), representing a slight fall of 0.5% in relation to the values set in October 2010 (0.6% increase in the monomic). This comparison does not consider the charge/credit of the RM88.

                                                                                                                                         PRESS RELEASE

1Q2011

•        In the case of the SING, for the Crucero 220 kV node, prices showed an increase over those set in October 2010, reaching an energy price of US$ 92.8 per MWh, the equivalent of a 4.4% increase, and the monomic to US$ 107.0 per MWh, a rise of 4.1%.

Winter time this year will extend from May 7 to August 20. This will be the shortest winter period since 1968 and was modified with several objectives, including energy saving.  According to the government, a saving of 4% will be produced by this measure. The original winter time this year was from March 14 to October 8.

•        The tendering was carried out for long-term contracts with the distributors Chilectra and Others, and Chilquinta and others. Chilectra invited 1,800 GWh-year from 2014, and Chilquinta 650 GWh-year from 2013. Chilectra awarded 1,350 GWh-year to Endesa Chile (the only offerer) and Chilquinta awarded 650 GWh-year (Endesa Chile 350 GWh-year, Panguipulli 150 GWh-year and Puyehue 150 GWh-year). The average price of the energy awarded was US$ 90.3 per MWh.

Market risk analysis

•         The hydrological year ended March 31, 2011 showing a probability of surplus of affluent energy of 85%, which places it as a dry year.

•         As a result of lower hydrology, the average spot energy price on the SIC for the March 2011 quarter, measured at Alto Jahuel 220 kV, increased over the previous year, from US$ 132.7 per MWh to US$ 225.9 per MWh. On the SING, the average energy spot price declined from US$ 131.7 per MWh to US$ 102.9 per MWh.

•         On April 1, 2011, reservoir levels accumulated approximately 2,154 GWh of energy equivalent (approximately 51% lower than the level at April 1, 2010, which equates to approx 2,258 GWh less).

•         Changes in energy sales: Total energy sales in Chile (SIC + SING) for the first quarter of 2011 were 14,416 GWh, representing growth of 11.5% over the same period of 2010. The SIC increased by 13.2% and the SING by 5.9%. It is important to point out that an 8.8 Richter scale earthquake hit the country’s center-south zone on February 27, 2010 which impacted heavily on demand in March 2010.

Investments

•         As a result of the earthquake of February 27, 2010, which seriously affected Chile’s Bío-Bío Region, the start-up of the Bocamina II plant, which was under construction, was postponed from its original start-up date of December 2010. The severity of the earthquake caused problems to the works, and a detailed inspection to evaluate the impacts was carried out, mainly to the boiler, the crane bridge and the siphon works. Endesa Chile’s estimates that the plant’s commercial start-up will take place in December 2011.

•         Among the projects under study by Endesa Chile is HidroAysén; which is currently going through environmental approval. The project consists on the construction of five hydroelectric plants of 2,750 MW total capacity, whose average generation would reach 18,430 GWh per year. Endesa Chile has a 51% shareholding in this company and Colbún S.A. holds the remaining 49%. With respect to the progress of the environmental qualification process, the Company on April 11 delivered to the Environmental Evaluation Service (EES) the addendum No.3 to its Environmental Assessment Study (EIA), with which the legal process is resumed for the project’s environmental qualification. The EES has 24 business days to receive observations from the public services with environmental competence and to issue its environmental qualification resolution, which is expected in mid May.

                                                                                                                                         PRESS RELEASE

1Q2011

Colombia

The operating result of our business in Colombia was Ch$ 27,937 million to the end of March 2011, 36.7% lower than in the same period of 2010. The main reason is the non-recurring effect of the reform on the Equity Tax mandated by the Colombian government, which meant the accounting on January 1, 2011 of the total amount to be paid in the period 2011-2014.

There was also the effect of reduced sales revenues of Ch$ 7,885 million, explained by a 14.6% fall in the average energy sale price. Sales volumes on the other hand rose by 8.9% due to 48.6% greater hydroelectric availability in the period. This produced a positive impact on fuel-consumption costs which declined by Ch$ 22,242 million.

EBITDA, or gross operating margin, in Colombia fell by 32.5% in the first quarter of 2011 to Ch$ 36,422 million, mainly explained by the negative impact of the tax measures taken for the above-mentioned winter emergency.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods is an increase in Chilean pesos of 3.7% comparing March 2011 with March 2010.

Table 13
Emgesa	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	123,263	115,384	(7,879)	(6.4%)	239,480
Procurement and Services	(60,055)	(29,623)	30,432	50.7%	(61,483)
Contribution Margin	63,208	85,761	22,553	35.7%	177,997
Other Costs	(9,211)	(49,365)	(40,154)	(435.9%)	(102,458)
Gross Operating Income (EBITDA)	53,997	36,395	(17,601)	(32.6%)	75,538
Depreciation and Amortization	(9,871)	(8,482)	1,389	14.1%	(17,604)
Operating Income	44,126	27,913	(16,212)	(36.7%)	57,934
Figures may differ from those accounted under Colombian GAAP.

Table 13.1
Emgesa	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	2,260	2,743	483	21.4%
GWh Sold	3,333	3,631	298	8.9%
Market Share	16.7%	18.9%	2.2 pp.

Market risk analysis

•         Total contributions to the SIN were affected by the presence of the La Niña phenomenon (contributions above the historic average) in the March 2011 quarter, which corresponds to summer months. The contributions of the SIN were 149% with respect to the historic average; those of Guavio were 139% (humid), those of Betania were 107% (normal) and those of the plants of the Bogotá River chain were 201% (humid). The level of the most representative reservoir for Endesa Chile (Guavio) was 46% of maximum capacity at March 31, 2011, equivalent to 977 GWh (approx. 535 GWh- 83% above the level at the same date in 2010).

•         Spot price: The average price of the monomic exchange for the first quarter of 2011 was Col$ 94.9 per kWh (approx US$ 50.5 per MWh), which represents a fall of 45% compared to the same period of 2010 when the system was under the full influence of the El Niño phenomenon (drought).

                                                                                                                                         PRESS RELEASE

1Q2011

•         Accumulated demand during the first quarter of 2011 was 13,812 GWh, which represents a decrease of 0.4% with respect to the same period of 2010 (13,864 GWh).

•         Based on the state of exception for winter emergency, the government established a surcharge of 25% on the equity tax of 2011, so the tax rises from an effective rate of 4.8% on net equity on January 1, 2011 to 6%.

Investments

In Colombia, one the assignment of firm energy obligations process was accomplished for projects to come into operation between December 2014 and November 2019, the Colombian Ministry of Mines and Energy selected Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW and an obligation to supply energy of up to 1,650 GWh/year. The term of the contract is 20 years starting in December, 2014. The Ministry of the Environment, Housing and Territorial Development visited the site at the end of January 2011. Later, on February 24, 2011, the project’s foundation stone laying ceremony took place with the participation of the Colombian President, managers of Endesa Chile and national, departmental and municipal authorities.

Peru

Edegel

The operating result in Peru was Ch$ 23.248 million, representing an 18.1% increase over the first quarter of 2010. This is mainly explained by an increase of Ch$ 5,364 million in energy sales revenues, as physical sales more than covered a 5.8% reduction in the average sale price. This is partially compensated by higher fuel costs of Ch$ 2,036 million due to the greater thermal generation by Edegel. In addition, there were lower energy purchase costs of Ch$ 1,904 million, in line with the increase in own thermal generation.

The effect of translating the financial statements from Peruvian soles to Chilean pesos in both periods is a reduction Chilean pesos of 4.7% comparing March 2011 with March 2010.

Table 14
Edegel	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	54,935	59,474	4,540	8.3%	123,439
Procurement and Services	(20,036)	(21,831)	(1,795)	(9.0%)	(45,311)
Contribution Margin	34,899	37,643	2,744	7.9%	78,128
Other Costs	(5,595)	(5,469)	126	2.2%	(11,351)
Gross Operating Income (EBITDA)	29,304	32,174	2,870	9.8%	66,777
Depreciation and Amortization	(9,591)	(8,879)	712	7.4%	(18,429)
Operating Income	19,713	23,295	3,582	18.2%	48,348
Figures may differ from those accounted under Peruvian GAAP.

Table 14.1
Edegel	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	1,987	2,338	351	17.7%
GWh Sold	2,042	2,391	350	17.1%
Market Share	28.3%	30.7%	2.3 pp.

Market risk analysis

•         Hydrological risk: Edegel’s total volume stored in lakes and reservoirs at the end of March 2011 was approximately 278.48 million m3, which represents 97% of total capacity (1% less than the level at the same date in 2010). During the quarter, flows in the Rimac basin were 137% with respect to the historic average (humid). In this period, the Tulumayo and Tarma Rivers maintained flows that were 136% (humid) and 117% (normal-humid) respectively of the historic average.

                                                                                                                                         PRESS RELEASE

1Q2011

•         Changes in energy sales on the grid: Estimated sales for the March 2011 quarter were 7,795 GWh, representing growth of 8.2% over the same quarter of 2010 (7,205 GWh).

Main Risks associated to the activities of Endesa Chile

Endesa Chile is exposed to certain risks that are managed by applying identification, measurement, dispersion and supervision systems.

The following are the most important of the Company’s basic principles:

➢  To comply with the rules of good corporate governance.

➢  To comply strictly with all Endesa Chile’s regulations.

➢  Each business and corporate area defines:

                                  I.         The markets and products in which they can operate based on their knowledge and sufficient abilities to ensure an effective risk management.

                                II.         Criteria about counterparties.

                              III.         Authorized operators.

➢  Businesses and corporate areas established for each market in which they operate, their exposure to risk in line with the defined strategy.

➢  All business operations and corporate areas are carried out within the limits approved by the corresponding internal entities.

➢  The businesses, corporate areas, lines of business and companies establish the necessary risk-management controls for ensuring that transactions on the markets are carried out in accordance with the policies, regulations and procedures of Endesa Chile.

Interest Rate Risk

Interest rate variations modify the reasonable value of those assets and liabilities that accrue a fixed interest rate, as well as the future flow of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to balance the debt structure in order to minimize the cost of the debt with a reduced volatility in the statement of results. Consistent with current interest rate hedging policy, the portion of fixed and/or hedged debt rate to the total net debt was 76% as of March 2011 on a consolidated basis.

Depending on the Endesa Chile’s forecasts and debt structure objectives, hedging transactions take place through contracted derivatives that mitigate this risk. The instruments currently used for following this policy are interest-rate swaps that convert variable into fixed rates.

The financial debt structure of the Endesa Chile Group, by fixed, hedged and variable interest rates, using derivative contracts, is as follows:

	Mar-2011%	Dec-2010%
Fixed Interest Rate	76%	70%
Variable Interest Rate	24%	30%
Total	100%	100%

                                                                                                                                         PRESS RELEASE

1Q2011

Exchange Rate Risk

The exchange rate risk is mainly related to the following transactions: foreign currency debts contracted by Endesa Chile’s subsidiaries and affiliate companies, payments made on international markets for the acquisition of projects related materials, revenues directly linked to the evolution of the dollar, and cash flows from subsidiaries to headquarters in Chile.

In order to mitigate exchange rate risks, Endesa Chile’s exchange rate hedging policy is based on cash flows and it strives to maintain a balance between the flows indexed to the dollar and the asset and liability levels in such currency. The objective is to minimize the exposure of cash flows to the risk of exchange-rate fluctuations. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Endesa Chile is exposed to the price fluctuation risk of some commodities, basically fuel purchases for the electricity generation and energy trading transactions in the local markets.

In order to reduce risks of extreme drought situations, the company has designed a trading policy that defines sales commitment levels consistent with its firm energy capacity of its generating power plants in a dry condition, and includes risk mitigation clauses in some contracts with unregulated customers.

In view of the operative conditions faced by the electricity generation market in Chile, like extreme drought and rising oil prices, the company has decided to take a hedge to place a cap on the Brent price for consumption projected for the period April-July 2011. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

Endesa Chile’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts needed to support future estimated needs for a period defined based on the situation and the expectations of debt and capital markets.

The above projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further detail with respect to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4 of the Financial Statements, respectively.

As of March 31, 2011, Endesa Chile’s liquidity (cash and cash equivalents) was Ch$ 373.474 million, and Ch$ 239.636  million in long term committed credit facilities.  As of December 31, 2010, the company’s liquidity was Ch$ 333,270 million in cash and cash equivalents and Ch$ 144,776 million in long term committed credit facilities.

                                                                                                                                         PRESS RELEASE

1Q2011

Credit Risk

•        Commercial account receivables

Regarding the credit risk on accounts receivable from commercial activities, this risk has been historically very low because the short term in which customers have to pay limits the accumulation of very significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all the contracts state that payment default is a cause for termination of the contract. The credit risk is therefore monitored constantly and the maximum amounts exposed to payment risk, which as stated above are limited and measured.

•        Financial assets

Investments of cash surpluses are made with first-class national and foreign financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, we considered those having at least 2 investment grade ratings from among the 3 principal international credit-rating agencies (Moody’s, S&P and Fitch).

Placements are backed with treasury bonds of the countries where it operates and/or paper issued by top-line banks, giving priority to the former whenever possible and depending on market conditions.

The contracting of derivatives is carried out with highly-solvent entities, resulting in around 90% of transactions being with entities whose rating is “A” or above.

Risk Measurement

Endesa Chile assess the Value at Risk of its positions in debt and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thus controlling volatility in the statement of results.

The positions portfolio included for the calculations of the present Value at Risk comprises debt and financial derivatives.

The Value at Risk calculated represents the possible loss of value of the portfolio of positions described above in the term of one day with 95% confidence. For this, a study has been made of the volatility of the risk variables that affect the value of the portfolio of positions, including:

➢  US dollar Libor interest rate.

➢  In case of debt, considering the different currencies in which our companies operate, the usual local banking-practice indices.

➢  The exchange rates of the different currencies implied in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (at one day) of market values (both spot and at term) of the risk variables, using the Monte-Carlo methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the matrix of volatilities and correlations has been applied between the different risks variables calculated based on the historic logarithmic returns of the price.

                                                                                                                                         PRESS RELEASE

1Q2011

Once the price scenarios are generated, the fair value of the portfolio is calculated for each of the scenarios, obtaining a range of possible values at one day. The Value at Risk at one day with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different debt and financial derivative positions included in the calculation has been made consistently with the calculation methodology of the economic capital reported to the management.

Taking into account the above-described hypotheses, the Value at Risk of the above-mentioned positions, shown by type of position, is shown in the following table:

Financial positions	Mar-2011 M$	Dec-2010 M$
Interest rate	38,810,581	20,338,359
Exchange rate	602,115	245,827
Correlation	(1,082,458)	3,063,908
Total	38,330,238	23,648,094

Other Risks

Part of Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile. Additionally, under certain scenarios, debts at the holding company level could be accelerated.

Non-payment, after any applicable grace period, of Endesa Chile debts, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of two bank revolving debt facilities at Endesa Chile. Furthermore, these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

On the other hand, non-payment, after any applicable grace period, for any debt of Endesa Chile and its Chilean subsidiaries, with a principal amount exceeding US$ 30 million could lead to a mandatory prepayment of its Yankee Bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from credit rating agencies could trigger prepayments. However, a variation in the risk rating of the foreign currency debt by Standard & Poor's may trigger a change in the applicable margin to determine the interest rate of the syndicated loan signed in 2006.

                                                                                                                                         PRESS RELEASE

1Q2011

Sustainability and the Environment

Endesa Chile’s Sustainability Report 2010 was prepared under the international guidelines set out in the Global Reporting Initiative (GRI), using the third version of the guide for the preparation of sustainability reports (GRI-G3) and incorporating the indicators in the Electricity Sector Supplement. This report was submitted to external verification by the auditing firm Ernst&Young, and obtained from the GRI the maximum qualification for its level of application, i.e. A+.

The Annual Sustainability Meeting was held in Río de Janeiro, Brazil, on March 28 and 29, 2011. This event was organized by the environmental and sustainable development management area of ENDESA, S.A. and participated top executives responsible for sustainability in ENDESA, S.A., ENEL and the subsidiaries of Endesa Chile in Argentina, Brazil, Chile, Colombia and Peru. In this meeting, strategic matters in this area were discussed, reaching agreements.

Follow-ups of the strategic objectives of Sustainability Plan Chile 2009-2012 were conducted, and a progress report was delivered to the Chilean sustainability committee.

In the environment area, the 12,791.1 GWh generated during the first quarter of 2011 was 100% from plants whose environmental management systems are certified under the ISO 14.001 standard. Also, a 100% was generated by plants which have their safety and occupational health management systems certified under the OHSAS 18.001 standard. These facts above demonstrate the Company’s commitment with the environment and work safety.

Book Value and Economic Value of Assets

The following can be mentioned with respect to the most important assets:

The property, plant and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation and impairment losses suffered. Properties, plant and equipment, net of their residual value if any, are depreciated on a straight-line basis distributing the cost of the different components over their estimated useful lives, which represent the period during which the companies expect to use them. The estimated useful lives are revised periodically.

The goodwill (on investments or trade funds) generated in the consolidation represents the premium over the cost of acquisition regarding the Group’s participation in the fair value of the assets and liabilities, including identifiable contingent liabilities of a subsidiary on the date of acquisition. The goodwill bought is not amortized but, at the end of each accounting period, an estimate is made as to whether any impairment has occurred that might reduce its recoverable value to an amount below the recorded net cost, in which case an adjustment is made for impairment (see Note 3.c of the Financial Statements).

Throughout the fiscal period, and fundamentally at the closing, an evaluation is made to ensure that there is no indication that any asset might have suffered a loss for impairment. Should such indication be noted, an estimate is made of the recoverable value of such asset to determine the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, the recoverability is estimated of the cash generating unit to which the asset belongs, this being understood to be the smallest identifiable group of assets that generate independent cash inflows.

                                                                                                                                         PRESS RELEASE

1Q2011

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to the financial information reporting standards whose criteria are set out in Note 3 of the Financial Statements.

                                                                                                                                         PRESS RELEASE

1Q2011

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including other costs) and operating income of every Endesa Chile’s subsidiary, as of March 2010 and 2011 is detailed below:

Table 15
	1Q10			1Q11
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	46,317	(40,640)	5,677	58,055	(51,958)	6,097
Chocón	14,843	(5,494)	9,349	11,401	(6,040)	5,362
Investment Vehicles in Argentina	(12)	(8)	(20)	-	(15)	(15)
Edegel	54,935	(35,222)	19,713	59,474	(36,180)	23,295
Investment Vehicles in Peru	-	(19)	(19)	-	(46)	(46)
Emgesa	123,263	(79,137)	44,126	115,384	(87,470)	27,913
Investment Vehicles in Colombia	-	-	-	(6)	30	23
Consolidation Foreign Subsidiaries Adjustments	(223)	223	-	(111)	111	-
Endesa Chile and Chilean subsidiaries	290,909	(194,334)	96,575	329,738	(233,767)	95,971
Total Consolidation	530,033	(354,632)	175,400	573,935	(415,335)	158,600

Table 15.1
	1Q11
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Costanera	120,493	(107,839)	12,653
Chocón	23,663	(12,535)	11,128
Investment Vehicles in Argentina	-	(30)	(30)
Edegel	123,439	(75,091)	48,348
Investment Vehicles in Peru	-	(96)	(96)
Emgesa	239,480	(181,545)	57,934
Investment Vehicles in Colombia	(13)	62	49
Consolidation Foreign Subsidiaries Adjustments	(230)	230	-
Endesa Chile and Chilean subsidiaries	684,374	(485,186)	199,188
Total Consolidation	1,191,206	(862,031)	329,175

Consolidation adjustments of foreign subsidiaries correspond to consolidation adjustments between foreign and Chilean companies. Generation business in Chile includes Endesa Chile, Pangue, Pehuenche, San Isidro, Celta, Endesa Eco, 50% of GasAtacama, 50% of Transquillota and 51% of HidroAysén.

                                                                                                                                         PRESS RELEASE

1Q2011

Business Information of Chilean Operations

main operating figures in gwh

Table 16
1Q11	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	3,741.0	591.1	4,332.1	541.4	4,873.5
Hydro generation	1,961.3	591.1	2,552.4	-	2,552.4
Thermo generation	1,745.0	-	1,745.0	541.4	2,286.5
Wind generation	34.6	-	34.6	-	34.6
Purchases	1,690.7	65.4	273.8	150.5	424.3
Purchases to related companies	1,482.3	-	1,482.3	-	1,482.3
Purchases to other generators	15.8	-	15.8	-	15.8
Purchases at spot	192.5	65.4	257.9	150.5	408.5
Transmission losses, pump and other consumption	110.3	1.7	112.0	17.2	129.2
Total electricity sales	5,321.5	655.0	4,494.6	674.8	5,169.4
Sales at regulated prices	3,205.9	-	3,205.9	188.3	3,394.2
Sales at unregulated prices	1,129.2	60.0	1,189.2	462.7	1,651.9
Sales at spot marginal cost	-	99.5	99.5	23.8	123.3
Sales to related companies generators	986.3	495.5	1,481.9	-	1,481.9
TOTAL SALES OF THE SYSTEM	10,937.7	10,937.7	10,937.7	3,478.0	14,415.7
Market Share on total sales (%)	39.6%	1.5%	41.1%	19.4%	35.9%

Table 16.1
1Q10	Endesa and Non-Registered Subsidiaries*	Pehuenche	Endesa SIC Consolidated	Endesa SING Consolidated	Total Chile Consolidated
(GWh)
Total generation	3,915.4	782.1	4,697.5	492.2	5,189.7
Hydro generation	2,289.8	782.1	3,071.9	-	3,071.9
Thermo generation	1,594.5	-	1,594.5	492.2	2,086.7
Wind generation	31.1	-	31.1	-	31.1
Purchases	1,647.1	-	40.3	205.4	245.7
Purchases to related companies	1,606.7	-	1,606.7	-	1,606.7
Purchases to other generators	40.3	-	40.3	-	40.3
Purchases at spot	-	-	-	205.4	205.4
Transmission losses, pump and other consumption	97.3	3.6	100.9	(2.2)	98.7
Total electricity sales	5,464.9	778.5	4,636.6	699.8	5,336.4
Sales at regulated prices	2,953.5	-	2,953.5	181.3	3,134.8
Sales at unregulated prices	920.7	51.7	972.4	508.1	1,480.5
Sales at spot marginal cost	489.2	221.6	710.7	10.4	721.1
Sales to related companies generators	1,101.5	505.2	1,606.7	-	1,606.7
TOTAL SALES OF THE SYSTEM	9,643.9	9,643.9	9,643.9	3,283.4	12,927.3
Market Share on total sales (%)	45.2%	2.8%	48.1%	21.3%	41.3%
(*) Subsidiaries Non Registren in the Superintendency of Securities and Insurance.

                                                                                                                                         PRESS RELEASE

1Q2011

Business Information of Foreign Operations

main operating figures in gwh

Table 17
1Q11	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	2,301.1	535.4	2,836.4	4,873.5	2,743.3	2,337.9	7,917.6	12,791.1
Hydro generation	-	535.4	535.4	2,552.4	2,616.4	1,366.6	4,518.4	7,070.8
Thermo generation	2,301.1	-	2,301.1	2,286.5	126.8	971.2	3,399.2	5,685.7
Wind generation	-	-	-	34.6	-	-	-	34.6
Purchases	34.9	139.5	174.4	424.3	918.1	111.3	1,203.8	1,628.1
Purchases to related companies	-	-	-	1,482.3	-	-	-	1,482.3
Purchases to other generators	-	-	-	15.8	135.8	-	135.8	151.6
Purchases at spot	34.9	139.5	174.4	408.5	782.3	111.3	1,068.0	1,476.5
Transmission losses, pump and other consumption	29.7	-	29.7	129.2	30.4	57.8	117.9	247.1
Total electricity sales	2,306.3	674.8	2,981.1	5,169.4	3,631.0	2,391.4	9,003.5	14,172.9
Sales at regulated prices	-	-	-	3,394.2	1,735.1	1,571.9	3,307.0	6,701.2
Sales at unregulated prices	176.1	362.7	538.8	1,651.9	698.9	608.5	1,846.2	3,498.2
Sales at spot marginal cost	2,130.2	312.2	2,442.4	123.3	1,196.9	211.0	3,850.2	3,973.5
Sales to related companies generators	-	-	-	1,481.9	-	-	-	1,481.9
TOTAL SALES OF THE SYSTEM	29,206.9	29,206.9	29,206.9	14,415.7	19,237.7	7,794.8
Market Share on total sales (%)	7.9%	2.3%	10.2%	35.9%	18.9%	30.7%

Table 17.1
1Q10	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)
Total generation	1,918.5	819.3	2,737.8	5,189.7	2,260.2	1,986.8	6,984.7	12,174.4
Hydro generation	-	819.3	819.3	3,071.9	1,761.1	1,340.9	3,921.2	6,993.1
Thermo generation	1,918.5	-	1,918.5	2,086.7	499.1	645.9	3,063.5	5,150.2
Wind generation	-	-	-	31.1	-	-	-	31.1
Purchases	64.5	75.3	139.8	245.7	1,103.3	109.5	1,352.6	1,598.3
Purchases to related companies	-	-	-	1,606.7	-	-	-	1,606.7
Purchases to other generators	-	-	-	40.3	86.5	-	86.5	126.8
Purchases at spot	64.5	75.3	139.8	205.4	1,016.8	109.5	1,266.1	1,471.5
Transmission losses, pump and other consumption	14.9	-	14.9	98.7	30.3	54.8	100.1	198.7
Total electricity sales	1,968.1	894.6	2,862.7	5,336.4	3,333.1	2,041.5	8,237.3	13,573.7
Sales at regulated prices	-	-	-	3,134.8	2,076.8	1,378.0	3,454.8	6,589.6
Sales at unregulated prices	189.1	341.3	530.4	1,480.5	597.7	454.6	1,582.7	3,063.2
Sales at spot marginal cost	1,779.1	553.3	2,332.3	721.1	658.6	209.0	3,199.9	3,921.0
Sales to related companies generators	-	-	-	1,606.7	-	-	-	1,606.7
TOTAL SALES OF THE SYSTEM	28,025.7	28,025.7	28,025.7	12,927.3	19,936.8	7,204.8
Market Share on total sales (%)	7.0%	3.2%	10.2%	41.3%	16.7%	28.3%

                                                                                                                                         PRESS RELEASE

1Q2011

Brazil

We disclose the operating results of Endesa Brasil and its subsidiaries for information purposes only. Endesa Chile does not consolidate these companies’ results; their equity contribution is reflected in Net Income From Related Companies account in the Consolidated Income Statement.

Endesa Brasil

The Operating Income in Brazil amounted to Ch$ 128,172 million, 2.1% higher than the Ch$ 125,590 million reported as of March 31, 2010.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg %	1Q11
Total Revenues	508,624	522,064	13,440	2.6%	1,083,548
Procurements and Services	(275,031)	(321,460)	(46,429)	(16.9%)	(667,192)
Contribution Margin	233,593	200,605	(32,989)	(14.1%)	416,356
Other Costs	(62,494)	(63,482)	(989)	(1.6%)	(131,758)
Gross Operating Income (EBITDA)	171,100	137,122	(33,978)	(19.9%)	284,598
Depreciation and Amortization	(45,510)	(8,950)	36,560	80.3%	(18,576)
Operating Income	125,590	128,172	2,582	2.1%	266,023
Net Financial Income	(22,713)	(19,114)	3,598	15.8%	(39,672)
Financial income	13,230	28,374	15,145	114.5%	58,891
Financial expenses	(32,597)	(48,132)	(15,534)	(47.7%)	(99,898)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(3,345)	643	3,988	119.2%	1,335
Gains	9,898	3,796	(6,102)	(61.7%)	7,878
Losses	(13,243)	(3,153)	10,090	76.2%	(6,543)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	1	-	(1)	(100.0%)	-
Net Income before Taxes	102,878	109,058	6,180	6.0%	226,350
Income Tax	(22,561)	(17,314)	5,247	23.3%	(35,936)
NET INCOME	80,317	91,744	11,426	14.2%	190,414
Net Income Attributable to Owners of the Company	49,275	61,588	12,313	25.0%	127,827
Net Income Attributable to Minority Interest	31,042	30,155	(887)	(2.9%)	62,587

Generation

Cachoeira

The Operating Income rose by Ch$ 5,457 million, from Ch$14,495 million as of March, 2010 to Ch$ 19,952 million during the current year. The latter is the outcome of a 25% increase on average prices measured in local currency, fully offsetting a 2.7% decrease in physical sales.

The effect of converting the financial statements from the Brazilian real to the Chilean peso in both periods produces an increase in Chilean pesos of 0.5% as of March 2011, with respect to March 2010.

Table 16
Cachoeira	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	24,372	29,733	5,362	22.0%	61,712
Procurement and Services	(6,599)	(6,325)	274	4.2%	(13,128)
Contribution Margin	17,773	23,408	5,636	31.7%	48,584
Other Costs	(1,487)	(1,605)	(118)	(7.9%)	(3,331)
Gross Operating Income (EBITDA)	16,286	21,804	5,518	33.9%	45,253
Depreciation and Amortization	(1,791)	(1,852)	(61)	(3.4%)	(3,844)
Operating Income	14,495	19,952	5,457	37.6%	41,410
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	847	557	(290)	(34.3%)
GWh Sold	858	835	(23)	(2.7%)
Market Share	0.8%	0.8%	(0.0) pp.

                                                                                                                                         PRESS RELEASE

1Q2011

Fortaleza (cgtf)

The Operating Income decreased by Ch$ 6,941 million, reaching Ch$ 10,772 when compared to the same period of 2010. This increase is mainly due to higher costs linked to energy purchases by Ch$ 14,547 million. The latter was partially offset by higher Operating Revenues.

The effect of converting the financial statements from the Brazilian real to the Chilean peso in both periods produces an increase in Chilean pesos of 0.5% as of March 2011, with respect to March 2010.

Table 17
Fortaleza	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	35,051	42,587	7,536	21.5%	88,390
Procurement and Services	(13,241)	(28,101)	(14,860)	(112.2%)	(58,323)
Contribution Margin	21,810	14,486	(7,324)	(33.6%)	30,066
Other Costs	(2,120)	(1,691)	429	20.3%	(3,509)
Gross Operating Income (EBITDA)	19,690	12,795	(6,895)	(35.0%)	26,557
Depreciation and Amortization	(1,977)	(2,023)	(46)	(2.3%)	(4,199)
Operating Income	17,713	10,772	(6,941)	(39.2%)	22,358
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
GWh Produced	104	0	(104)	(100.0%)
GWh Sold	663	663	0	0.0%
Market Share	0.7%	0.6%	(0.0) pp.

Transmission

CIEN

CIEN recorded an Operating Income of Ch$ 13,963 million, which represents an increase of Ch$ 19,913 million compared to March 31, 2010. The EBITDA decreased mainly due to lower sales during the period.

The effect of converting the financial statements from the Brazilian real to the Chilean peso in both periods produces an increase in Chilean pesos of 0.5% as of March 2011, with respect to March 2010.

Table 18
Cien	Million Ch$				Thousand US$
	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%	1Q11
Operating Revenues	1,495	1,324	(172)	(11.5%)	2,747
Procurement and Services	3,732	(759)	(4,490)	(120.3%)	(1,575)
Contribution Margin	5,227	565	(4,662)	(89.2%)	1,172
Other Costs	(2,100)	(1,484)	615	29.3%	(3,081)
Gross Operating Income (EBITDA)	3,127	(920)	(4,047)	(129.4%)	(1,909)
Depreciation and Amortization	(9,077)	14,882	23,960	264.0%	30,889
Operating Income	(5,950)	13,963	19,913	334.7%	28,980
Figures may differ from those accounted under Brazilian GAAP.

                                                                                                                                         PRESS RELEASE

1Q2011

Distribution

Ampla

Operating Income amounted to Ch$ 47,868 million, a 20.4% decrease when compared to first quarter 2010. The decrease is mostly explained by a lower purchase/sales margin and higher operating costs, especially related to external services.

The above was partially offset by a 4.6% increase in sales volume. It is worth mentioning the 1.2p decrease in energy losses during the period, which is the outcome of the application in full force of advanced and technology-based solutions for controlling non-technical losses.

Energy losses reached 20.2%. The customer base increased by 58,000 new clients, surpassing the 2.5 million clients served in the concession area.

The effect of converting the financial statements from the Brazilian real to the Chilean peso in both periods produces an increase in Chilean pesos of 0.5% as of March 2011, with respect to March 2010.

Table 19
Ampla	Million Ch$				Thousand US$
	1Q 2010	1Q 2011	Var 2010-2011	Chg%	1Q 2011
Operating Revenues	280,380	280,380	(0)	(0.0%)	581,930
Procurement and Services	(168,092)	(191,134)	(23,042)	(13.7%)	(396,700)
Contribution Margin	112,287	89,245	(23,042)	(20.5%)	185,229
Other Costs	(31,329)	(32,601)	(1,272)	(4.1%)	(67,663)
Gross Operating Income (EBITDA)	80,958	56,645	(24,313)	(30.0%)	117,566
Depreciation and Amortization	(20,800)	(8,776)	12,024	57.8%	(18,215)
Operating Income	60,158	47,868	(12,289)	(20.4%)	99,351
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
Customers (Th)	2,529	2,587	58	2.3%
GWh Sold	2,621	2,741	120	4.6%
Clients/Employee	2,063	2,145	82	4.0%
Energy Losses (%)	21.3%	20.2%	(1.2) pp.

                                                                                                                                     PRESS RELEASE

1Q2011

Coelce

Operating Income reached Ch$ 38,817 million, showing a decrease of 3.7% when compared to first quarter 2010. The result is explained by a lower purchase/sales margin by 2.6% and a 2.4% decrease in physical sales.

Energy losses reached 12.1%. The customer base increased by 130,000 new clients, surpassing the 3.1 million clients served in the concession area.

The effect of converting the financial statements from the Brazilian real to the Chilean peso in both periods produces an increase in Chilean pesos of 0.5% as of March 2011, with respect to March 2010.

Table 20

Coelce	Million Ch$				Thousand US$
	1Q 2010	1Q 2011	Var 2010-2011	Chg%	1Q 2011
Operating Revenues	202,205	209,570	7,365	3.6%	434,964
Procurement and Services	(125,709)	(136,533)	(10,824)	(8.6%)	(283,376)
Contribution Margin	76,497	73,037	(3,460)	(4.5%)	151,588
Other Costs	(24,414)	(23,665)	749	3.1%	(49,117)
Gross Operating Income (EBITDA)	52,082	49,372	(2,710)	(5.2%)	102,472
Depreciation and Amortization	(11,789)	(10,555)	1,234	10.5%	(21,907)
Operating Income	40,293	38,817	(1,477)	(3.7%)	80,564
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	1Q10	1Q11	Var 1Q10 - 1Q11	Chg%
Customers (Th)	2,996	3,126	129	4.3%
GWh Sold	2,153	2,101	(52)	(2.4%)
Clients/Employee	2,369	2,485	116	4.9%
Energy Losses (%)	11.7%	12.1%	0.4 pp.

                                                                                                                                         PRESS RELEASE

1Q2011

OWNERSHIP OF THE COMPANY AS OF MARCH 31ST,2011

Total Shareholders: 18,468

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31th, 2011, on Thursday, April 28th, 2010, at 9 am (Eastern Time) and 10 am Chilean time.

To participate, please dial: 1 (617) 213 48 67, international or 1 (888) 713 4215 (toll free USA).

 Passcode I.D.: 94046299, approximately 10 minutes prior to the scheduled starting time.

To access the phone replay, please dial 1 (617) 801 68 88 or  1 (888) 286 80 10 (toll free USA).

 Passcode I.D.: 66726434.

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=P3EJARCTQ

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl  (please note that this is a listen only mode).

                                                                                                                                          PRESS RELEASE

1Q2011

Contact Information

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 630 96 06

Denisse Labarca Head of Investor Relations denisse.labarca@endesa.cl (56-2) 630 96 03	Irene Aguiló Investor Relations Representative iaguilo@endesa.cl (56-2) 630 96 04	María Teresa Fuentealba Investor Relations Representative mtfd@endesa.cl (56-2) 630 9506

Gloria Mora

Investor Relations

Assistant

gaml@endesa.cl

(56-2) 630 95 87

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 28, 2011